Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2010

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$46,089,890

Add:
Interest on indebtedness (excluding capitalized interest)	119,360,413
Amortization of debt related expenses	3,375,635
Portion of rents representative of the interest factor	4,183,173
173,009,111

Distributed income from equity investees	64,163,815

Pretax earnings from continuing operations, as adjusted	$237,172,926

Fixed charges -
Interest on indebtedness (including capitalized interest)	$127,916,357
Amortization of debt related expenses	1,340,184
Portion of rents representative of the interest factor	4,183,173

Fixed charges	$133,439,714

Ratio of earnings to fixed charges	1.78